

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 15, 2009

Mr. Mark D. Chen
Chief Executive Officer
Pantheon Arizona Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon Arizona Corp.**
> **Post-Effective Amendment No. 1 to Form S-4**
> **File No. 333-155579**
> **Filed June 9, 2009**

Dear Mr. Chen:

    We have limited our review of your filing to those issues we have identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment to Form S-4 Filed June 9, 2009

General

1.   We note the statement on page 11 and elsewhere that you "will file a Current Report on Form 8-K with respect to any arrangements entered into by Pantheon, CCBS or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by Pantheon's stockholders." Please advise us of the basis for your apparent determination that revised materials under Rule 14a-6 would not be required to be mailed. We may have further comment.

2.   We note the statement on page two that you will be required to liquidate "promptly" if the "contractual obligation is not waived by YA Global and Victory Park." Please revise to clarify, if true, that the put and call option agreements would require you to liquidate on the tenth business day after June 30, 2009. We note section 4.5 of the put and call option agreements. Also, please revise to clarify whether the agreements contemplated a waiver process for the intermediaries. It appears that a decision by the parties to extend the deadline would require amended agreements. Please revise or advise.

3.   With a view to disclosure, advise us whether you anticipate resetting the record and meeting dates in the event that (1) the parties agree to an extension beyond June 30, 2009, or (2) there is no extension but an alternative transaction is entered into within the 10 business day period after June 30, 2009.

4.   With a view to disclosure, please advise us of the minimum amount of time you anticipate giving shareholders to consider delivered materials before the meeting date.

5.   We note the disclosure on page two of your Form S-4 filed May 19, 2009, that "[g]iven the interest Modern has expressed in the business of CCBS … and the likelihood of Modern's exercise of its options with YA Global and Victory Park, Pantheon does not expect Golden Meditech to be required to make any purchases of its stock pursuant to the obligation to do so contained in the Acquisition Agreement." We also note the disclosure on page two of your post-effective amendment filed June 9, 2009 that "Pantheon, CCBS and Golden Meditech are seeking alternatives to consummate the acquisition of CCBS by Pantheon." Please revise your filing to describe Golden Meditech's obligation to purchase Pantheon China's shares in light of the new information regarding Modern's intentions. Explain how this obligation relates to any contemplated alternatives to consummate the acquisition.

6.   In this regard, please update, if necessary, the statement on page six that "[u]pon completion of the business combination, Pantheon Cayman is not expected to become a subsidiary of Golden Meditech."

7.   We note the statement on page ten that all or substantially all of the trust fund may pay for purchases, such that the combined company would receive no working capital from the trust account. Please consider risk factor disclosure addressing potential inconsistencies with the Form S-1 IPO. In this regard, we note the statement under Use of Proceeds in the Form S-1 that "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business." We also note the statement on page 104 of the post-effective amendment that holders of Pantheon's initial public shares "may have grounds to seek rescission."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood P. Beveridge
Fax: (212) 202-7829